EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	March 20, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso reorganises its core product areas

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is changing its organisational structure to reflect the Group’s strategic principle of being operated and managed as one industrial group. The new structure will be streamlined around Stora Enso’s core product areas: Paper, Packaging and Forest Products.

The present organisation has been successful during integration of Stora Enso and the basic structure will therefore be retained. The reorganisation is intended to improve coordination and cooperation between the units within the three core product areas and to facilitate more focus on Stora Enso’s growth areas in North America, Asia Pacific and Latin America.

Paper

Stora Enso’s current paper divisions will form the new Paper Product Area comprising the Publication Papers, Fine Paper, North America and Merchants divisions.

The current Newsprint and Magazine Paper divisions will be merged to form the new Publication Papers division. Speciality Papers, which is now part of the Packaging Boards division, will form a new business area within Fine Paper.

The objective is to improve cooperation between paper-related businesses in strategy, sales and marketing, and production. This will result in a more coordinated approach to customers through improved customer relationship management. Prioritising of mergers, acquisitions and investments will be enhanced, and capacity will be more efficiently managed. Synergies are expected as a result of easier exchange of best practice.

The Paper Product Area will be headed by Kai Korhonen, currently Senior Executive Vice President, Stora Enso North America.

The divisions within the Paper Product Area will be headed by:

•	Publication Papers: Bernd Rettig, currently SEVP, Magazine Paper
•	Fine Paper: Jussi Huttunen, SEVP, who will remain head of the division
•	North America: Lars Bengtsson, currently SEVP, Newsprint
•	Merchants: Sven Rosman, EVP, who will remain head of the division

Packaging

The Packaging Product Area will comprise Consumer Boards, Corrugated Packaging, Industrial Papers and Cores and Coreboards. Senior Executive Vice President Pekka Laaksonen will remain head of the product area. The head of Consumer Boards, Senior Vice President Niilo Pöyhönen, will join Stora Enso’s Management Group.

The heads of the Paper and Packaging Product Areas will report to the CEO.

Forest Products

Timber, the Pulp Competence Centre and Forest will be brought together as the new Forest Products Product Area, headed by Arno Pelkonen, currently Senior Executive Vice President, Timber Products. The aim is to attain better coordination between sawmilling, pulping and wood procurement. This will result in better integration of wood procurement and optimisation of global wood flows. The head of Forest Products will report to the Deputy CEO.

Other changes

A new Latin America division will be formed to manage local projects and to coordinate sales company activities. It will be headed by Nils Grafström, currently Executive Vice President, Market Service and IT, who will report to the Deputy CEO.

Market Services, consisting of the Sales Network and Transport and Distribution, will become a separate staff function headed by Senior Vice President Petri Wager, who will report to the CEO. The IT staff function will come under the Deputy CEO.

Responsibility for the Energy department will be transferred to the Deputy CEO.

The new organisational structure will take effect on 1 May 2003. The organisational changes mentioned above will result in some alterations to the Company’s financial reporting, although the results for Q1 2003 (released on 29 April 2003) will not be affected and will be reported as earlier.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

Direct link to selected pictures: http://www.storaenso.com/pressimage.asp?ID=030320

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: March 21, 2003